Rebecca G. DiStefano
Tel 561.955.7654
distefanor@gtlaw.com

February 28, 2020

VIA EDGAR
Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Attention:	Edward M. Kelly and Sherry Haywood

Re:	Infuzed Brands Inc.
Amendment 1 to Draft Offering Statement on Form 1-A Submitted February 6, 2020 CIK 0001793154

Dear Mr. Kelly and Ms. Haywood:

On behalf of our client Infuzed Brands Inc. (the ”
Company
”), this letter responds to the comments received from the staff (the ”
Staff
”) of the Securities and Exchange Commission (the ”
Commission
”) in the Staff’s letter to the Company dated February 19, 2020, with respect to the Amendment 1 to the Draft Offering Statement on Form 1-A submitted non-publicly on February 6, 2020 (the “
Draft Offering Statement
”). For convenience, the number of each response set forth below corresponds to the numbered comment in the Staff’s letter dated February 19, 2020, and the text of the Staff’s comment appears in bold type and the Company’s response appears immediately after such comment in regular type. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Offering Statement.

If the Staff would like marked copies of the offering statement as submitted publicly with the Commission on the date hereof (“
Publicly Filed Offering Statement
”) marked against the Draft Offering Statement, please so advise and we would be happy to provide them.

Amendment 1 to Draft Offering Statement on Form 1-A filed February 6, 2020

General

1.
We note that you redacted information in Exhibit 6.13. Please submit a confidential treatment request under Rule 406 to redact the information from the filed exhibit. For guidance on how and what to submit you may wish to refer to “CF Disclosure Guidance: Topic No. 7” available on the Commission’s website.

Response:
The Company respectfully acknowledges this comment. The Company believes that the information redacted in Exhibit 6.13 is not material to an investor’s decision to invest although such information would be competitively harmful if disclosed. The Company has submitted the Confidential Treatment Request letter correspondence under separate cover on the date hereof in accordance with the guidance and the procedures referenced in the guidance “CF Disclosure Guidance: Topic No. 7” available on the Commission’s website, and more specifically the Securities Act Rule 406 and Exchange Act Rule 24b-2.

Securities and Exchange Commission
February 28, 2020

Cover Page of Offering Circular, page 1

2.
Revised disclosure indicates that you are offering up to 71 million units, consisting of one common share and one-half of one common share purchase warrant, at a purchase price of $0.40 per unit. Make clear here and elsewhere in the offering circular that one whole common purchase warrant, consisting of two one-half of one common purchase warrants, is required to purchase one additional common stock share at an exercise price of $0.60 per warrant share.

Response:
The Company respectfully acknowledges this comment. The Company has revised in the Publicly Filed Offering Statement the cover page disclosure and elsewhere in the offering circular accordingly clarifying that one whole warrant is required to purchase one additional share of common stock at an exercise price of $0.60 per warrant share.

3.
Revised disclosure in the table required by Item 1(e) of Part II of Form 1-A that proceeds to the company from the offering of 71 million units is $48,935,000 is inconsistent with revised disclosure under “Use of Proceeds” on page 8 that proceeds to the company will be $27,430,000 if all of the 71 million units being offered are sold which is inconsistent with revised disclosure under “Use of Proceeds” on page 20 that net proceeds from the total maximum offering are expected to be $48,730,000. Please reconcile the disclosures. Additionally, to the extent appropriate, please have your counsel revise the first and second paragraphs of its legal opinion filed as Exhibit 12.1, and file a new legal opinion as an exhibit to the offering statement on Form 1-A.

Response:
The Company respectfully acknowledges this comment. The Company has revised and reconciled the disclosures to be consistent throughout the Publicly Filed Offering Statement that the maximum gross proceeds from the offering of the units is $49,700,000 as distinguished from the net proceeds of $48,730,000 (after deduction of estimated offering expenses of $970,000). The opinion regarding legality reflects these changes and is filed as a new Exhibit 12.1 to the Publicly Filed Offering Statement.

Dilution, page 17

4.
We note your changes made in response to our prior comment 3. Please revise the third paragraph to disclose, as appropriate, that your net tangible book value at September 30, 2019 was $711,446 rather than $537,224, or provide an explanation on how you arrived at your amount. Also, please reconcile the 34,010,403 outstanding common shares with the 34,110,403 common shares disclosed in the Statements of Changes in Shareholders’ Equity at page F-23 by disclosing that in October 2019 100,000 units were returned to treasury for cancellation. Reference is made to MD&A, page 33.

Response:
The Company respectfully acknowledges this comment. The net tangible book value in the third paragraph has been revised to reflect $537,224 as of September 30, 2019. The prior amount of $711,446 was due to a Canadian to U.S. currency conversion error. The disclosure in the Publicly Filed Offering Statement in the Dilution section has been further revised to reflect outstanding common shares of 34,110,403, as of September 30, 2019, which is consistent with the common shares disclosed in the Statement of Changes in Shareholders’ Equity at page F-23.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

5.	We note your changes made in response to prior comment 7, and refer to your disclosure near the end of the second paragraph and also to that in the third paragraph. Please revise to clearly state whether you have elected to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer, as defined under Section 2(a) of the Sarbanes-Oxley Act of 2002, is required to comply with the new or revised accounting standard if the standard also applies to companies that are not issuers. Your current disclosures that the company has not elected to delay compliance and that the company reserves the right to delay compliance are unclear and should be revised into one clear description of your election decision pursuant to Part F/S (a)(3) of Form 1-A.

Response:
The Company respectfully acknowledges this comment. The Company notes the instruction at Part F/S (a)(3) of Form 1-A providing “[t]he issuer may elect to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7201(a)) is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers.” The Company has revised the disclosure in the Publicly Filed Offering Statement to clarify that the Company has elected to not delay compliance with any new or revised financial accounting standard.

Securities and Exchange Commission
February 28, 2020

Audited Consolidated Financial Statements
Note 2. Basis of Preparation - Statement of Compliance, page F-8

6.
We have reviewed your response to prior comment 14. As the March 31, 2019 audited financial statements also includes unaudited interim financial statements for the three months ended June 30, 2019, please provide disclosure on page F-8 whether in the opinion of management all adjustments necessary to make the interim financial statements not misleading have been included. Refer to Part F/S (b)(5)(iii) of Form 1-A.

Response:
The Company respectfully acknowledges this comment. The Company has revised the note to its financial statements for the three months ended June 30, 2019 to provide disclosure on page F-8 stating that “[i]n the opinion of management, all adjustments necessary to make the interim financial statements not misleading have been included.”

**************

Securities and Exchange Commission
February 28, 2020

We appreciate your time and attention to the Company’s response to the Staff’s comments set forth in this letter. We would be happy to answer any questions you may have in connection with the same and/or provide you with any additional information. If any member of the Staff has questions with regard to the foregoing, please do not hesitate to contact the undersigned at 561-955-7654.

Very truly yours,

	By:	/s/ Rebecca G. DiStefano
Rebecca G. DiStefano

Enclosures

cc: Mr. Roop Mundi, Chief Executive Officer Mr. Faizaan Lalani, Chief Financial Officer